ENTERRA ENERGY TRUST ANNOUNCES AGREEMENT TO MAKE A TAKEOVER BID

Calgary, Alberta – April 4, 2007 – Enterra Energy Trust (“Enterra” or the “Trust”) (TSX: ENT.UN, NYSE: ENT) is pleased to announce that it has entered into a definitive agreement with a private company ("PrivateCo.") active in oil and gas exploration and development in western Saskatchewan, pursuant to which Enterra has agreed to make an offer to acquire all of the common shares of PrivateCo.  PrivateCo.'s current production is approximately 2,400 boe/day consisting of 1,400 bbls/day of oil and 6,000 mcf/day of natural gas.

Pursuant to the proposed transaction, the holders of common shares of PrivateCo. will be offered Cdn$2.09 in cash for each common share held, for aggregate cash consideration to be paid by Enterra of approximately Cdn$63.0 million.  Enterra expects to mail an offer to purchase to PrivateCo.'s shareholders on or about April 11, 2007.  It is a condition to Enterra making the offer that pre-tender agreements in support of the offer be entered into with all of the directors, officers and certain other shareholders of PrivateCo. representing not less than 50% of the outstanding common shares of PrivateCo. (on a fully-diluted basis).

ACQUISITION HIGHLIGHTS

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Current production of approximately 2,400 boe/day;

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Proved reserves totaling 2.94 mmboe and proved plus probable reserves totaling 4.66 mmboe (as per Sproule Reserve evaluation dated September 30, 2006 and mechanically updated to December 31, 2006);

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New core area with 100% working interest in principal assets with year round access;

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All producing fields are operated including related gathering systems and facilities;

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Approximately 62,000 net undeveloped acres;

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Significant drilling and development potential, with over 30 currently defined oil and gas prospects that meet the Trust’s risk profile;

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Low operating costs of approximately Cdn$5.65 per boe;

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Attractive acquisition metrics of approximately Cdn$27,350 per flowing boe, and Cdn$14.10 per boe for proven plus probable reserves (based on a total purchase price, including working capital adjustments, of Cdn$65.7 million); and

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Accretive to production, cash flow and reserves per unit.

Certain key members of PrivateCo.’s management and technical teams have agreed to continue to work with Enterra personnel directing the exploitation of PrivateCo.’s asset base to ensure an orderly transition of the assets to Enterra.

Enterra’s president Keith Conrad commented, “This acquisition brings a tremendous range of opportunities to Enterra.  It offers an excellent suite of concentrated 100% working interest producing assets.  Equally important, PrivateCo. has established a firm inventory of development and exploration drill targets with year round access.  This combination of solid production and organic growth potential truly builds momentum for Enterra as it steps out from a foundation carefully laid over the last 18 months.”

References herein to "boe" mean barrels of oil equivalent derived by converting gas to oil in the ratio of six thousand cubic feet (Mcf) of gas to one barrel (bbl) of oil. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf:1 bbl is based upon an energy conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

About Enterra Energy Trust

Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in Alberta and British Columbia, Canada, and in Oklahoma, U.S.A.

Forward-Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expects" and similar expressions. Forward-looking statements in this press release include, but are not limited to, statements with respect to the mailing of the offer and anticipated benefits of the proposed acquisition. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production, marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

E. Keith Conrad

Victor Roskey

President & CEO, Enterra Energy Trust

Senior Vice President & CFO, Enterra Energy Trust

Telephone: (403) 263-0262 or (877) 263-0262

Telephone: (403) 263-0262 or (877) 263-0262

E-mail: ekconrad@enterraenergy.com

E-mail: vroskey@enterraenergy.com

www.enterraenergy.com